N4 FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM REPORT

DECEMBER 31, 2021

N4 FINANCIAL, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information	
Schedule I	8
Computation of Net Capital under Rule 15c3-1	
Reconciliation with Company's Net Capital Computation	
Schedule II	9
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3	
Information for Possession or Control Requirements under Rule 15c3-3	
Reconciliation between Audited and Unaudited Statement of Financial Condition	
Report of Independent Registered Public Accounting Firm on Exemption Report	10
Exemption Report for SEC Rule 15c3-3	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N4 Financial. Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

809 Laurel St #952 San Carlos
(No. and Street)

San Carlos	CA	94070
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Rogers	650 464-7272	rogers@n4financial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA
(Name – if individual, state last, first, and middle name)

125 Lake Street Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rogers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N4 Financial. Inc. _____, as of December 31 _____, 2 21 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

SEE ATTACHED _____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo)

On 2/3/2022 before me, Sonny Kastilani
(insert name and title of the officer)

personally appeared Mark Rogers,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SONNY KASTILANI
Notary Public - California
San Mateo County
Commission # 2362857
My Comm. Expires Jun 27, 2025

Signature ______________ **(Seal)**



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of N4 Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N4 Financial, Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of N4 Financial, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N4 Financial, Inc.'s management. Our responsibility is to express an opinion on N4 Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N4 Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of N4 Financial, Inc.'s financial statements. The supplemental information is the responsibility of N4 Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in Schedule I and Schedule II within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as N4 Financial, Inc.'s auditor since 2006.

Michael Coglianese CPA.P.C.

Bloomingdale, IL

February 3, 2022

1

N4 FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets		
Cash and cash equivalents	$	218,180
Prepaid expenses		456
Total assets	$	218,636
Liabilities and stockholders' equity		
Liabilities		
Due to Affiliate	$	-
Accounts Payable		300
Other liabilities		6,700
Total liabilities		7,000
Stockholders' equity		
Common stock (no par value, 100 shares issued and outstanding)		100
Paid in capital		174,900
Retained earnings		36,636
Total stockholders' equity		211,636
Total liabilities and stockholders' equity	$	218,636

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2021	
Income	
Placement Fees	$ 262,500
Total income	262,500
Expenses	
Registered Representative Compensation	$ 234,250
Professional fees	9,000
Regulatory fees	2,749
Internet	2,220
Rent	1,800
Other operating expenses	1,352
Total expenses	251,371
Income (loss) before interest and income taxes	11,129
Interest income	18
Net Income (Loss)	$ 11,147

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2021

	Common Stock	Paid in Capital	Retained Earnings	Total
Stockholders' equity, beginning of year	$ 100	$ 174,900	$ 25,489	$ 200,489
Capital contributions	-	-	-	-
Capital withdrawals	-	-	-	-
Net income (loss)	-	-	11,147	11,147
Stockholders' equity, end of year	$ 100	$ 174,900	$ 36,636	$ 211,636

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2021		
Cash flows from operating activities		
Net Income (Loss)	$	11,147
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		(445)
Due to/from Affiliate		-
Other liabilities		400
Net cash provided (used) by operating activities		11,102
Net change in cash and cash equivalents		11,102
Cash and cash equivalents, beginning of year		207,078
Cash and cash equivalents, end of year	$	218,180

See accompanying notes to financial statements.

N4 Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

N4 Financial, Inc. (the "Company"), a California corporation, is a private placement and introducing broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company generates Placement Fees from select institutional funds. The Company derives execution and referral fees from a limited number of institutional clients.

During 2021 no execution or referral fees were earned by the Company.

Government and other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Income

Interest is recognized on the accrual basis.

Income Taxes

The Company's Parent files a consolidated income tax return in which the Company is included as a fully owned subsidiary. Therefore, the Company is not required to make an income tax provision. As of December 31, 2021, the Company's Parent federal and state tax returns generally remain open for the last three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

N4 Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

---

2. Revenue Recognition

Revenue from contracts with customers includes placement agent fees which are success-based fees for capital that is raised by N4 Financial and received by the fund or client. The recognition and measurement of revenue is based on the funds actual receipt of the capital. Placement agent fees are recognized when earned. Costs connected with placement agent services are expensed as incurred.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $211,180 which exceeded the requirement by $206,180.

4. Related party transactions

The Company has an Expense Sharing Agreement with Synthym, Inc., its parent company. During 2021 the shared expenses included in the Statement of Operations were $7,660.

5. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition if such financial institutions and does not anticipate any losses from these counterparties.

6. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Stockholders' Equity qualified for net capital	$	211,636
Less: Non allowable assets		(456)
Net capital		211,180
Haircut		-
Adjusted net capital		211,180
Net minimum capital requirement of 6.67% of aggregate indebtedness of $7,000 or $5,000 whichever is greater		5,000
Excess net capital	$	206,180

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2021	$	206,180
On Line 3490 a $5,000 deduction was entered in error.		5,000
Net capital per above computation	$	211,180

N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

Year ended December 31, 2021


Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable




MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of N4 Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which N4 Financial, Inc. claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii).

The N4 Financial, Inc. also filed its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because N4 Financial, Inc. limits its business activities exclusively to private placement of securities and N4 Financial, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to N4 Financial, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

N4 Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about N4 Financial, Inc..'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 3, 2022

N4 Financials' Exemption Report

N4 Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company will operate under and has claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the Customer Protection Rule). The Company will clear all transactions on a fully-disclosed basis through its clearing firm. The Company will not hold customer funds or safekeep customer securities.

    (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

    (3) The Company is also filing this Exemption Report because with respect to its private placement activities, the Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain as described below.

    (4) Engage in the following types of business:

        (a) Private placements of securities
        (b) Hedge fund and corporate advisory services
        (c) Receive directed commissions
        (d) Introduce equity and options accounts on a fully disclosed basis

N4 Financial, Inc.

I Mark Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____
Title: CEO
February 2, 2022